Digital Creative Development Corporation

720 Fifth Avenue, 10th Floor

New York, NY 10019

January 6, 2012

By FACSIMILE

703-813-6963

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Raj Rajan

Re: Digital Creative Development Corporation

Form 10-K for Fiscal Year Ended

June 30, 2011

Filed September 30, 2011

File No. 000-22315

Dear Mr. Rajan:

We are in receipt of your correspondence dated December 19, 2011 and November 14, 2011. We have resubmitted our 10K to comply with your correspondence dated December 19, 2011 and November 14, 2011.

In addition, we acknowledge the Staff’s comment that we are responsible for the adequacy and accuracy of the disclosure in the filing. We formally acknowledge that:

•         The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Gary Herman

Chief Executive Officer

cc: Vincent DeLorenzo, Chief Financial Officer